August 8, 2025

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: David Link; Dorrie Yale

Re:	Green Rain Energy Holdings, Inc.
Amendment No. 11 to Offering Statement on Form 1-A
Filed July 23, 2025
File No. 024-12568

To Whom It May Concern:

Green Rain Energy Holdings, Inc. (the “Company” or “we”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated August 6, 2025 regarding the Company’s Amendments No. 8 to its Offering Statement on Form 1-A filed on July 23, 2025 (the “Offering Statement”). For the Staff’s convenience, we have repeated below the Staff’s comments and have followed each comment with the Company’s response.

Additionally, please note that on August 8, 2025, the Company filed Amendment No. 12 to the Offering Statement to address the comments of the Staff.

Amendments No. 11 to Offering Statement on Form 1-A

Statement of Stockholders' Equity, Unaudited, page F-5

1. We note your response to Comment 3. Please revise to only present statements of stockholders’ equity for the fiscal years ended December 31, 2023 and 2024.

Response: The Company acknowledges the Staff’s comment and has revised the statements of stockholders equity to comply with fiscal years ended December 31, 2023 and 2024.

Earnings (Net Loss) Per Share Calculations, page F-6

2. We note your response to prior comment 4. Please revise to also present the calculation of loss per share for the fiscal year ended December 31, 2023.

Response: The Company acknowledges the Staff’s comment and has revised the calculation of loss per share to include fiscal year ended December 31, 2023.

1

Notes to Unaudited Financial Statements

Note 2. Summary of Significant Accounting Practices, page F-8

3. Please restore the accounting policy disclosures for property, plant, and equipment; fair value; and convertible notes that were included in your prior amendment.

Response: The Company acknowledges the Staff’s comment and has restored the accounting policy for property, plant, and equipment; fair value; and convertible notes that were included in our prior amendment.

Green Rain Energy Holdings Inc. (the “Company”) respectfully requests that the above-referenced Offering Statement on Form 1-A be declared qualified by the Securities and Exchange Commission, effective at 3:00PM Eastern Time on Tuesday, August 12, 2025, or as soon thereafter as is practicable.

Please be advised that the State of Colorado is prepared to qualify or register the offering, more particularly we are in receipt of the written communication from the Department of Regulatory Agencies Division of Securities of the State of Colorado, that the offering is “Effective or Cleared for Sale” in the State of Colorado. The effective date is March 25, 2025 and the File# is 2025-23-754.

We thank the Staff for its review of the foregoing and the Offering Statement. If you have further comments, please feel free to contact our counsel at pcampitiello@lucbro.com or by telephone at (732) 395-4517.

Very truly yours,

GREEN RAIN ENERGY HOLDINGS, INC/

By:	/s/ Alfredo Papadakis
Name:	Alfredo Papadakis
Title:	Chief Executive Officer

2